Via U.S. Mail and Fax
Mr. Carlos Ferreiro Rivas
Chief Financial Officer
INNOVA, S. DE R.L. DE C.V.
INSURGENTES SUR 694, PISO 8
COLONIA DEL VALLE
03100 MEXICO, D.F.
MEXICO

								October 3, 2005

RE:		INNOVA, S. DE R.L. DE C.V.
		Form 20-F for the fiscal year ended December 31, 2004
		Filed June 13, 2005

Dear Mr. Rivas:

	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.


								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. David A. R. Evans
Salem Communications Corporation
November 29, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE